22003393

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
MAR 01 2022
Washington, DC

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SEC FILE NUMBER
8-35184

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Scott-Macon Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William K. French	212-755-8200	Bfrench@scott-macon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marks Paneth LLP
(Name – if individual, state last, first, and middle name)

685 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	709
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William K. French, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Scott-Macon Securities, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Vice President

[signature]
Notary Public

DONNA M. SCUTARO
Notary Public, State of New York
No. 01SC6064780
Qualified in Kings County
Commission Expires: October 1, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SCOTT-MACON SECURITIES, INC.

CONTENTS

December 31, 2021

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Scott-Macon Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Scott-Macon Securities, Inc. (a wholly-owned subsidiary of Scott-Macon, Ltd.) as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Scott-Macon Securities, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Scott-Macon Securities, Inc.'s management. Our responsibility is to express an opinion on Scott-Macon Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Scott-Macon Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marks Paneth LLP

We have served as the Company's auditors since 2016.
New York, New York
February 28, 2022

Morison KSi
Independent member

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

Assets	
Cash and cash equivalents	$102,854
Prepaid expenses	19,617
Deferred tax asset	80,612
Total assets	$ 203,083
Liabilities and Stockholder's Equity	
Liabilities:	
Due to Affiliates	78,982
Total liabilities	78,982
Stockholder's equity	124,101
Total liabilities and stockholder's equity	$ 203,083

The accompanying notes are an integral part of this financial statement.

1. Business Activities and Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly-owned subsidiary of Scott-Macon, Ltd. (the "Parent") and is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities, and it claims exemption from the requirements of rule 15c3-3 under Section (k)(2)(i) of the rule and the Company is also filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Effective January 1, 2018, The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09 (Topic 606) *Revenue from Contracts with Customers*, which provides guidance for revenue recognition. The pronouncement requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Investment Banking Revenue

The Company provides advisory services on mergers and acquisitions. Such advisory service obligations are provided by the Company and consumed by the customer. Investment banking revenue is generally recognized at the point in time that the performance under the terms of the engagement letter is completed or the agreement is cancelled. In some circumstances significant judgment is needed to determine the timing and appropriate revenue recognition under a specific agreement. As the Company provides the services to seek potential investors for clients, it earns a monthly fee. If a successful transaction is achieved, a transaction fee is earned on the closing date of the transactions. Additionally, in 2021 the Company entered into a revenue sharing agreement with Scott-Macon Group, Inc. ("Group") the parent of Scott-Macon, Ltd. The Company shall receive a fee of 5% of the success fees earned and collected by Group not to exceed $250,000 annually. Investment banking revenue totaled $158,490 for the year ended December 31, 2021.

Income Taxes

The Company's results of operations are included in the consolidated federal and certain state and local tax returns of Scott-Macon, Ltd., who is the parent of Scott-Macon Securities, Inc. The Company

computes its tax liability as if it was filing a tax return on a modified separate company basis and settles such liability with Scott-Macon, Ltd. pursuant to a tax sharing policy. Deferred tax assets and liabilities reflect the temporary differences between income tax basis of assets and liabilities and their reported financial statement basis. At December 31, 2021, deferred tax assets reflect the tax effect of net operating loss (NOL) carryforwards of approximately $249,000 available to reduce future taxable income. The NOL can be carried forward indefinitely and is subject to annual taxable income limitations.

Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The Company includes its allocated share of the consolidated income tax liability in Due to Parent, as applicable.

The Company records an income tax provision (benefit) equal to the total current tax provision / benefit which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes."

Uncertain tax positions are evaluated using a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The Company includes its allocated share of the consolidated income tax liability in Due to Parent, as applicable.

The Company records an income tax provision (benefit) equal to the total current tax provision / benefit which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes."

Uncertain tax positions are evaluated using a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all cash deposits with a maturity of three months or less when acquired to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at their original invoice amount less an allowance for doubtful accounts based on a review of all outstanding amounts. Accounts receivable are written off when deemed uncollectible. Management determines the allowance for

doubtful accounts by evaluating customer history and financial condition.

Concentration of Credit Risk

Financial instruments that subject the Company to risk of loss consist principally of trade receivables and deposits with financial institutions.

The Company grants credit to customers in the normal course of business. Credit risk with respect to trade receivables is considered minimal due to the Company's strict enforcement of its credit policies. However, the Company's ability to collect such amounts is affected by economic fluctuations. The Company, as is typical in its industry, does not require security deposits or other collateral. The Company provides for an allowance for doubtful accounts based on prior experience and aging of accounts receivable. Accounts receivable are written off when deemed uncollectable.
The Company maintains its cash in various financial institutions located throughout the United States of America. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation insurance limits of $250,000 per depositor, per institution.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (eg., based on the credit quality of the customer).

2. Transactions With Parent & Affiliate

The financial statement is not necessarily indicative of the conditions that would exist, or the results of operations that would have occurred, had the Company been an un-affiliated company.

The Company has an expense sharing agreement with its affiliate, Group, for a portion of fixed costs. These expenses include rent, utilities, travel, telephone, payroll etc. For the year ended December 31, 2021, the Company was allocated $88,032 for fixed expenses by Group.

As of December 31, 2021 Group is due $78,982 from the Company.

3. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital does not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. The net capital, as computed under rule 15c3-1, is $10,689 as of December 31, 2021. The Company's ratio of aggregate indebtedness to net capital was 3.2 to 1 as of December 31, 2021.

4. Subsequent Events

The Company has evaluated its subsequent events through February 28, 2022 the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring recognition or disclosure.

5. Contingencies-COVID-19

The COVID-19 pandemic remains a rapidly evolving situation. The extent of the impact of COVID-19 on the Company's business and financial results will depend on future developments, including the duration and spread of the outbreak. Due to the rapidly changing business environment, unprecedented market volatility and other circumstances resulting from the COVID-19 pandemic, the Company is currently unable to fully determine the extent of COVID-19's impact on its business in future periods. The Company's performance in future periods will be heavily influenced by the timing, length and intensity of the economic recoveries in the United States. The Company continues to monitor evolving economic and general business conditions and the actual and potential impacts on its financial position and results of operations.